Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated July 31, 2012

(to Prospectus dated October 27, 2011)

Registration No. 333-177559

July 31, 2012

JABIL CIRCUIT, INC.

Pricing Supplement

Pricing Supplement dated July 31, 2012 to Preliminary Prospectus Supplement dated July 31, 2012 of Jabil Circuit, Inc. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	Jabil Circuit, Inc.

Title of Security	4.700% Senior Notes due 2022

Aggregate Principal Amount	$500,000,000

Maturity	September 15, 2022

Public Offering Price	99.992%, plus accrued interest, if any, from August 3, 2012

Coupon	4.700%

Yield to Maturity	4.700%

Spread to Treasury	+319 bps

Benchmark	1.750% due May 15, 2022

Interest Payment Dates	March 15 and September 15 of each year, beginning on March 15, 2013

Record Dates	March 1 and September 1

Optional Redemption	We may redeem the notes at our option at any time, either in whole or in part at 100% of the principal amount thereof, plus a “make-whole” premium, using a discount rate of Treasuries plus 0.50%.

Change of Control	101%, plus accrued and unpaid interest, if any.

Gross Proceeds	$500,000,000

Underwriting Discount	1.0%

Net Proceeds to Issuers before Expenses	$494,960,000

Trade Date	July 31, 2012

Settlement Date	August 3, 2012 (T+3)

Joint Book-Running Managers	RBS Securities Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Scotia Capital (USA) Inc. SMBC Nikko Capital Markets Limited

Co-Managers	Comerica Securities, Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 466313 AG8 ISIN: US466313AG80

Listing	None

Form of Offering	SEC Registered (Registration No. 333-177559)

FREE WRITING PROSPECTUS LEGEND

JABIL CIRCUIT, INC. HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PRELIMINARY PROSPECTUS SUPPLEMENT) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS (INCLUDING THE PROSPECTUS SUPPLEMENT) IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS JABIL CIRCUIT, INC. HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT JABIL CIRCUIT, INC. AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, JABIL CIRCUIT, INC., THE UNDERWRITERS OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND APPLICABLE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM FROM: RBS SECURITIES INC., 600 WASHINGTON BOULEVARD, 7TH FLOOR, STAMFORD, CONNECTICUT 06901, ATTENTION: DEBT CAPITAL MARKETS SYNDICATE OR BY CALLING (866) 884-2071.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.